UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*




                                Value Line, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   920437 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No. 920437 10 0                 13G
----------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Arnold Bernhard & Co., Inc.
              TIN:
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   |_|
                                                                   (b)   |_|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              8,178,436 shares
            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0-

                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           8,178,436 shares
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0-

---------------------------------- ---------- ----------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,178,436 shares

------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*
                                                                      |_|
------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              81.96 %

------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       CO
------------- ------------------------------------------------------------------

Item 1.

              (a)   Name of Issuer

                    Value Line, Inc. (the "Issuer")

              (b)   Address of Issuer's Principal Executive Offices

                    220 East 42nd Street
                    New York, New York 10017

Item 2.

              (a)   Name of Persons Filing

                    This Schedule 13G is being filed by Arnold Bernhard & Co., Inc., a New York corporation ("AB & Co").

              (b) Address of Principal Business Office or, if none, Residence

                    The address of AB & Co. is:

                    220 East 42nd Street
                    New York, NY 10017

              (c)   Citizenship

                    AB & Co. is a New York corporation.

              (d)   Title of Class of Securities

                    Common Stock, $.10 par value (the "Common Stock")

              (e)   CUSIP Number

                    920437 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)   |_| Broker or Dealer registered under Section 15 of the Act,

              (b)   |_| Bank as defined in section 3(a)(6) of the Act,

              (c)   |_| Insurance company as defined in section 3(a)(19) of the
                          Act,

              (d)   |_| Investment company registered under section 8 of the
                          Investment Company Act of 1940,

              (e)   |_| Investment Adviser registered under section 203 of the
                          Investment Advisors Act of 1940,

              (f)   |_| An employee benefit plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                          see ss.240.13d-1(b)(1)(ii)(F),

              (g)   |_| A parent holding company, in accordance with
                          ss.240.13d-1(b)(ii)(G) (Note:  See Item 7),

              (h)   |_| A savings association as defined in Section 3(b) of the
                          Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i)   |_| A church plan that is excluded from the definition of an
                          investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to ss. 240.13d-1(c), check this box |_|.

Item 4.       Ownership

              (a)   Amount Beneficially Owned

                    8,178,436 shares of Common Stock.

              (b)   Percent of Class

                    81.96% of the Common Stock.

              (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote

                           8,178,436 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                           None.

                   (iii) Sole power to dispose or to direct the disposition of

                           8,178,436 shares of Common Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                           None.

Item 5.       Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
                the Security Being Reported on By the Parent Holding Company

              Not applicable.

Item 8.       Identification and Classification of Members of the Group

              Not applicable.

Item 9.       Notice of Dissolution of Group

              Not applicable.

Item 10.      Certification

              Not applicable.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 10, 2000

                                   ARNOLD BERNHARD & CO., INC.


                                   By:     /s/ Jean Bernhard Buttner
                                      --------------------------------------
                                      Jean Bernhard Buttner
                                      Chairman of the Board, President and Chief
                                      Executive Officer